United States securities and exchange commission logo





                            July 14, 2021

       Robert Coleman
       Chief Executive Officer
       NavSight Holdings, Inc.
       12020 Sunrise Valley Drive
       Suite 100
       Reston, VA 20191

                                                        Re: NavSight Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 28, 2021
                                                            File No. 333-256112

       Dear Mr. Coleman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers
       How will the Initial Stockholders vote?, page xii

   1. We note your response to prior comment 2. Please also disclose the percentage required to approve the merger if
only a quorum of NavSight shares are present.
       Is the consummation of the Business Combination subject to any conditions?, page xvii

   2. We note your response to prior comment 4. Please also disclose which closing conditions can be waived.
 Robert Coleman
FirstName  LastNameRobert Coleman
NavSight Holdings, Inc.
Comapany
July       NameNavSight Holdings, Inc.
     14, 2021
July 14,
Page  2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Loss per Share, page 188

3. You disclose under adjustment B that as part of the FP Term Loan, Spire issued 573,176 shares of common stock. Please revise to reflect these shares in weighted average shares outstanding. We also note that the shares subject to closing on page 177 include these shares but are not included on page 178. Please advise.
Information About Spire
Our Customers, page 219

4. We note your disclosure in response to prior comment 14. Please explain whether the individual customers within the groups under common control may terminate their contracts individually while others in the group remain customers. If not, disclose the material terms of the group agreements, including term and termination provisions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Annual Recurring Revenue, page 229

5. In the revised disclosures provided in response to prior comment 16, you indicate that professional services agreements can range from components of your Space Services solution to a bespoke customer solution and are considered recurring when there is signed a multi-year binding agreement that is renewable. Please tell us and revise to clarify the specific services included here. In this regard, we note your revenue recognition policy on page F-34 appears to indicate that Space Services are project-based and it is unclear how these are recurring or renewable. Also, your reference to "professional services" here is confusing considering your response to prior comment 22 and the fact that your revenue policy does not refer to professional services being provided. Unaudited Condensed Consolidated Financial Statements
Note 12. Subsequent Events, page F-22

6. You disclose a legal proceeding on page 222 that was initiated after the balance sheet date. Please tell us what consideration was given to disclosing the nature and the expected financial impact of this matter pursuant to ASC 855-10-50-2.
Audited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-34

7. We note your response to prior comment 26 as well as the disclosures on page 229 regarding ARR and space services. It appears that there may be other services provided under Space Services that are recurring in nature and are different from the project-based revenues addressed in your policy. In this regard, we note the disclosure on page 38 that
 Robert Coleman
NavSight Holdings, Inc.
July 14, 2021
Page 3
      customers "may not renew their Space Services contracts" and on page 217 where you refer to the "cloud-based automated operations system, which allows us and users of our
      Space Services solution to operate sensors hosted on the LEMUR nanosatellite platform seamlessly through a web API." Please tell us and revise to disclose each of the services provided in the Space Services solution and your revenue recognition policy for each type of service.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at
(202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Coleman
                                                          Division of
Corporation Finance
Comapany NameNavSight Holdings, Inc.
                                                          Office of Technology
July 14, 2021 Page 3
cc:       William Haddad, Esq.
FirstName LastName